

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 3, 2008

Mr. Edward R. DeStefano
Chief Executive and Financial Officer
New Century Energy Corp.
5851 San Felipe, Suite 775
Houston, TX 77057

        Re: **New Century Energy Corp.**
                Form 10-KSB for the Fiscal Year Ended December 31, 2006
                Filed April 12, 2007
                File No. 0-28813

Dear Mr. DeStefano:

      We have completed our review of your 2006 Form 10-KSB, and do not, at this time, have any further comments.

                             Sincerely,

                             Jill Davis
                             Branch Chief